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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              AMENDMENT NO. 1 TO
                                SCHEDULE 13E-4
                        ISSUER TENDER OFFER STATEMENT
                     (PURSUANT TO SECTION 13(e)(1) OF THE
                       SECURITIES EXCHANGE ACT OF 1934)

                                MBNA CORPORATION
                                (Name of Issuer)

                                 MBNA CAPITAL C
                       (Name of Person Filing Statement)

                   7.50% CUMULATIVE PREFERRED STOCK, SERIES A
                         (Title of Class of Securities)

                                  55262L209
                     (CUSIP Number of Class of Securities)

                                M. Scot Kaufman
               Executive Vice President, Chief Financial Officer
                          and Chief Accounting Officer
                        Wilmington, Delaware  19884-0864
                                 (800) 362-6255

               (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)


                                   Copies to:

                                  -----------

           John W. Scheflen                           John B. Tehan, Esq.
       Executive Vice President                    SIMPSON THACHER & BARTLETT
      General Counsel & Secretary                    425 Lexington Avenue
          MBNA CORPORATION                         New York, New York  10017
  Wilmington, Delaware  19884-0616                      (212) 455-2000
          (800) 362-6255


                              FEBRUARY 27, 1997
     (Date Tender Offer First Published, Sent or Given to Security Holders)

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           This Issuer Tender Offer Statement (the "Statement") is being filed with the Securities and Exchange Commission (the "Commission") by MBNA Capital C in connection with the filing under the Securities Act of 1933, as amended, of a registration statement on Form S-4 (Registration No. 333-21181) (the "Registration Statement") regarding an offer (the "Offer") to holders of Series A Preferred Stock of MBNA Corporation ("MBNA"). A copy of the prospectus dated February 27, 1997 (the "Prospectus") contained in the Registration Statement filed with the Commission on February 25, 1997 is incorporated herein by reference as Exhibit 9(e). Pursuant to General Instruction B to Schedule 13E-4, certain information contained in the Prospectus is hereby incorporated by reference in answer to items of this Statement.

          References to the Prospectus are identified by the captions set forth in the Prospectus. Where substantially identical information required by
Schedule 13E-4 is included under more than one caption, reference is made to only one caption of the Prospectus.

ITEM 1.      SECURITY AND ISSUER.

      (a) The name of the issuer is MBNA Corporation, a Maryland corporation. The address of its principal executive office is Wilmington, Delaware 19884.

      (b) The exact title of the class of securities being sought is 7.50% Cumulative Preferred Stock, Series A, of MBNA. Reference is made to "Prospectus Summary" and "The Offer--Terms of the Offer" and "--Conditions to the Offer" in the Prospectus, which are incorporated herein by reference, for the amount of securities outstanding and being sought and the consideration being offered therefor. No Series A Preferred Stock will be acquired from officers, directors or affiliates of MBNA other than pursuant to the terms of the Offer.

      (c) Reference is made to "Price Range of Series A Preferred Stock" in the Prospectus, which is incorporated herein by reference.

      (d) The name of the person filing this statement is MBNA Capital C (the "Trust"), a newly organized statutory business trust organized under the laws of the State of Delaware. The address of its principal office is c/o MBNA Corporation, Wilmington, Delaware 19884. The Trust is being utilized by MBNA for the purpose of effecting the Offer. Reference is made to "Prospectus Summary" and "The Trust" in the Prospectus, which are incorporated herein by reference.





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                                                                               3



ITEM 2.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a) Reference is made to "The Offer--Terms of the Offer," "Description of the Preferred Securities," "Description of Guarantee," "Description of the Junior Subordinated Debentures" and "Relationship Between the Preferred Securities, the Junior Subordinated Debentures and the Guarantee" in the Prospectus, which are incorporated herein by reference.

      (b)    Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

             Reference is made to "The Offer--Reason and Purpose of the Offer" and "--Terms of the Offer" in the Prospectus, which are incorporated herein by reference. Shares of Series A Preferred Stock acquired pursuant to the Offer will be delivered to MBNA. See "Description of the Preferred Securities" and "Description of the Series A Preferred Stock" in the Prospectus, which is incorporated herein by reference.

      (a) MBNA may acquire various MBNA securities from time to time in the future and expects to issue various MBNA securities from time to time, in each case for general or special corporate purposes.

      (b) - (d)    None.

      (e) Reference is made to "Capitalization" in the Prospectus, which is incorporated herein by reference.

      (f) - (j)    None.

ITEM 4.      INTEREST IN SECURITIES OF THE ISSUER.

             None.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

             None.

ITEM 6.      PERSON RETAINED, EMPLOYED OR TO BE COMPENSATED.

             Reference is made to "The Offer--Exchange Agent and Information Agent," "--Dealer Manager; Administrative Dealers" and "Fees and Expenses; Transfer Taxes" in the Prospectus, which are incorporated herein by reference.

ITEM 7.      FINANCIAL INFORMATION.

      (a) Reference is made to "Capitalization" and "Incorporation of Certain Documents by Reference" in the Prospectus, which are incorporated herein by reference.

      (b) Reference is made to "Capitalization" and "Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed





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                                                                               4



             Charges and Preferred Stock Dividend Requirements" in the Prospectus, which are incorporated herein by reference.

ITEM 8.      ADDITIONAL INFORMATION.

      (a)    None.

      (b) There are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the Offer other than compliance with the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder including, without limitation, Rule 13e-4 promulgated thereunder, the Trust Indenture Act of 1939, as amended, and the requirements of state securities or "blue sky" laws.

      (c)    Not applicable.

      (d)    None.

      (e)    None.

ITEM 9.      MATERIAL TO BE FILED AS EXHIBITS.

             A list of exhibits filed herewith is contained in the Index to Exhibits, which is incorporated herein by reference.

                                   SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      February 27, 1997           MBNA CAPITAL C


                                        By:    /s/ John W. Scheflen
                                            -----------------------------
                                            Name:  John W. Scheflen
                                            Title: Administrative Trustee





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                                                                               5




                              INDEX TO EXHIBITS


Exhibit No.                       Description
-----------                       -----------
9(a)(i)                   Letter of Transmittal (incorporated by reference to
                          Exhibit 99(a) to MBNA's and the Trust's Registration
                          Statement on Form S-4 (Registration No. 333-21181)
                          (the "Registration Statement on Form S-4"))


9(a)(ii) Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99(b) to the Registration
                          Statement on Form S-4)


9(a)(iii)                 Letter to Brokers, Dealers, Commercial Banks, Trust
                          Companies and Other Nominees (incorporated by
                          reference to Exhibit 99(c) to the Registration
                          Statement on Form S-4)

9(a)(iv) Letter to Clients (incorporated by reference to Exhibit 99(d) to the Registration Statement on Form
                          S-4)

9(a)(v)                   Letter to Holders of Series A Preferred Stock
                          (incorporated by reference to Exhibit 99(g) to the Registration Statement on Form S-4)

9(a)(vi) Questions and Answers Regarding Offer(incorporated by reference to Exhibit 99(h) to the Registration
                          Statement on Form S-4)

9(a)(vii)                 Notice of Offer to Exchange (incorporated by
                          reference to Exhibit 99(i) to the Registration
                          Statement on Form S-4)

9(d)                      Tax Opinion of Simpson Thacher & Bartlett
                          (incorporated by reference to Exhibit 8 to the Registration Statement on Form S-4)

9(e) Prospectus dated February 27, 1997 (incorporated by reference to the Registration Statement on Form S-4)